Mail Stop 4720   April 8, 2010

Roger Gordon
Chairman and President
Pure Pharmaceuticals Corporation
1594 Stone Mill Park
Bellona, New York 14415

        Re: Pure Pharmaceuticals Corporation
                Preliminary Proxy Statement on Schedule 14A
                Filed March 31, 2010
                File No. 000-52885

Dear Mr. Gordon:

        This is to advise you that we have limited our review of the above proxy statement to the issues identified below.

        Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Item 1 – Amendment to the Company's Articles of Incorporation to Effect an 84 to 1 Reverse Stock Split Without Changing the Authorized Capital Thereof, page 6

1. Please revise your disclosure to clarify whether you intend to use the newly authorized and unissued shares resulting from the proposed stock split for the acquisition of 7167415. If you do intend to use these shares for the acquisition, please revise your disclosure to include the information required by Item 14 of Schedule 14A pursuant to Note A of Schedule 14A. Such revised disclosure should include the information required under subparts (a), (b), (c)(2) and (d) of Item 14 of Schedule 14A.

As appropriate, please revise your proxy statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Nandini Acharya at (202) 551-3495 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director